July 20, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Exquisite Acquisition, Inc.

Registration Statement of Form S-1/A

Filed March 12, 2015

File No. 333-201697

To the men and women of the SEC:

On behalf of Exquisite Acquisition, Inc. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated March 25, 2015 addressed to Mr. Thomas DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1/A on March 12, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have amended our financials to include the financials for the period ended May 31, 2015. Additionally, as evidenced in our responses to the comments below we are no longer utilizing the services of Underhill Securities Corp. but rather Adam S. Tracy Esquire.

SEC Comment(s) /Analysis

Item 3 - Summary Information, Risk Factors, and Ratio of Earnings to Fixed Charges, page 3

1. We note your revised disclosure in response to comment 5 and we reissue in part. Please revise your disclosure to indicate that the securities to be issued will be deposited promptly into the trust account.

COMPANY RESPONSE

The following was added on page 3: Additionally, the securities to be issued will be deposited promptly into the trust account.

2. We note your revised disclosure in response to comment 6 of our letter dated February 21, 2015. Please further revise to clarify that funds will be returned promptly to investors regardless of whether they are being returned to individual investors or all.

COMPANY RESPONSE

The following was added on page 3: The funds from the sale of shares in this offering will be returned promptly to these investors regardless of whether they are being returned to individual investors or all investors.

The Offering, page 5

3. We note your revised disclosure in response to comment 9 of our letter dated February 21, 2015 and we reissue the comment. Please provide this offering’s numerical equivalent to the referenced 80% threshold.

COMPANY RESPONSE

We have added the numerical value which in this case would be a value of $80,000 in item 2 of “The Offering.”

Use of Proceeds, page 14

4. We note your revised disclosure in response to comment 16 of our letter dated February 21, 2015. Please provide your analysis of how release of your proceeds for working capital upon discovery of a probable acquisition is consistent with Rule 419(e).

COMPANY RESPONSE

We have amended the table on page one and added the following on page 1: *Any Trust Fees incurred or other offering fees will be paid by the Company and will not be deducted from any proceeds from the sale of shares in this offering. On page two we have also removed reference to commission fees being subtracted from the proceeds in the offering. Number (5) on page 3 has also been amended appropriately to remove any implication that trust fees or escrow fees will be deducted.

Page 6, 14, 17 and have also been amended to remove any implication that trust fees or escrow fees will be deducted from the proceeds of the offering.

5. We note your response to comment 17 and we reissue the comment. Please revise to clarify the circumstances under which the proceeds would be released from the trust account to the company.

COMPANY RESPONSE

The circumstance would be that of a business combination as highlighted throughout the Registration Statement.

Dilution, page 15

6. We note your revised disclosure in response to comment 18 of our letter dated February 21, 2015. We further note your revised disclosure is based on a net tangible book value of $0. Please revise this section accordingly, depending upon any changes made to your prospectus in response to comment 7 below.

COMPANY RESPONSE

Please see our response below to comment number 7 which should be read also as our response to this comment.

Net Value Calculation, page 16

7. We note the revisions to your filing in response to prior comment 20. You disclose that your net tangible book value at November 30, 2014, before this offering, was $0. However, the balance sheet on page F-2 reflects a net tangible book value of ($3,000). Please revise or advise.

COMPANY RESPONSE

Our net tangible book value is ($3,000). This was a clerical error. We have amended the net value calculation accordingly and the other effected values in the table(s).

Plan of Distribution, page 16

8. We note your revised disclosure in response to comment 23 of our letter dated February 21, 2015 and we partially reissue the comment. Please tell us how you determined the net capital of Underhill Securities Corp. We again note the net capital disclosed in Underhill’s most recent filing with the Commission.

COMPANY RESPONSE

Due to Underhill Securities Corp having insufficient net capital we have instead engaged the services of Adam S. Tracy Esquire to act as our escrow agent. We will not be moving forward with Underhill Securities Corp in any nature pertaining to this offering. We also acknowledge that we will file with the SEC a consummated signed “Escrow Agreement.”

Prior and Current Blank Check Company Experience, page 26

9. We note your statement that “Thomas DeNunzio, our sole officer and director, is not an officer or director of any other blank check company except for Go Public II Inc.” We note that Thomas DeNunzio is an officer and director of Brilliant Acquisitions, Inc. Please revise your disclosure as appropriate.

COMPANY RESPONSE

We have amended the above to include disclosure of Mr. DeNunzio’s position an an officer and director of Brilliant Acquisition, Inc. on page 26.

10. We note your response to and your revised disclosure in response to comment 29 of our letter dated February 21, 2015 and we partially reissue the comment. Please revise your prospectus to indicate that each entity filed a Form 10 registration statement and that there is no public market for any of the noted entities in the table. Please also revise to briefly indicate the terms of the purchase agreements and the compensation paid to Mr. Thomas DeNunzio.

COMPANY RESPONSE

The following statement was added above the chart on page 26: All of the below blank check Companies in the chart filed a Form 10 Registration Statement.

The following was also added above the chart on page 26: All of the below disclosed “Business Combinations” were for the sale of 100% of the common stock of each Company which Mr. DeNunzio sold to the buyer of each in exchange for cash consideration. The column titled, “Compensation” includes the amount of funds that Mr. DeNunzio received for the respective sale.

Lastly, the chart was amended to add a column disclosing the compensation Mr. DeNunzio received for each transaction.

Exhibit 23.1

11. Please amend you filing to provide a currently dated consent of your independent accountant.

COMPANY RESPONSE

The filing has been amended to provide a currently dated consent of our independent accountant.

Exhibit 99.1

12. We partially reissue comment 33 of our letter dated February 21, 2015 as we continue to note that section 3ii indicates that the “deposited proceeds shall be in the form of checks, drafts, or money orders payable to the order of the Client/Beneficiary.” Please note that Rule 419(b)(2)(ii) requires that the deposited proceeds be payable to the order of the escrow agent or trustee. Please revise.

COMPANY RESPONSE

The above trust agreement no longer exists and has been replaced with the attached “Escrow Agreement.”

13. We note your response to comment 33 that you have changed ‘escrow agreement’ to ‘trust agreement’ throughout the Trust Agreement. We note that the Trust Agreement continues to reference ‘escrow agreement’ throughout the document.

COMPANY RESPONSE

The above comment is no longer applicable. Please refer to Company Response, number 12.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 20, 2015

/s/ Thomas DeNunzio

Thomas DeNunzio

President & CEO